

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

VIA E-Mail
Mr. Brian Centner
Chief Financial Officer – Ceres Managed Futures LLC
Managed Futures Charter Graham, L.P.
522 Fifth Avenue, 14th Floor
New York, New York 10036

> Re: **Managed Futures Charter Graham, L.P.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 29, 2011**
> **File No. 000-25603**

Dear Mr. Centner:

     We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Documents Incorporated by Reference, page 1

1.   We note that you have incorporated certain disclosure by reference. Please file all relevant pages from your private placement memorandum as an exhibit in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act. Additionally, please clearly identify the information that is being incorporated by reference.

The Unregulated Nature of the Over-the-Counter Markets…, page 14

2.   In future Exchange Act periodic reports, please expand this risk factor to disclose the relative exposure of the company to contracts that are not cleared by a registered clearing firm. To the extent necessary to provide an accurate understanding of any material disclosure, please disclose a range of intra-period exposure. Please provide us sample disclosure reflecting your current exposure.

Legal Proceedings, page 22

3.   We note your disclosure that there are no legal proceedings. However, we note that Morgan Stanley has been the subject of various lawsuits. Please provide the disclosure required by Item 103 of Regulation S-K pursuant to Instruction 4 or advise.

Part II. , page 23

Item 5. Market for Registrant's Common Equity …, page 23

4.   In future Exchange Act periodic reports please provide all of the disclosure required by Item 701(d) of Regulation S-K.

5.   In future Exchange Act periodic reports please provide the disclosure required by Item 703 of Regulation S-K.

Item 7. Management's Discussion and Analysis …, page 25

6.   In future Exchange Act periodic reports please provide disclosure regarding the percentage of assets allocated to each market sector as of the end of the last fiscal year.

Report of Independent Registered Public Accounting Firm

7.   The audit opinion date precedes the period covered by the audit opinion.   Please explain and amend to correct.

Signatures

8.   Please confirm that Brian Centner is also your principal accounting officer or controller.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551- 3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director